UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

NewHold Investment Corp. II
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

651450108
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 651450108	13G	Page 2 of 10 Pages

1	Names of Reporting Persons
NewHold Industrial Technology Holdings LLC II
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
0
	6	Shared Voting Power
2,052,374 (1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
2,052,374 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,052,374 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ (2)
11	Percent of class represented by amount in row (9)
9.53% (3)
12	Type of Reporting Person (See Instructions)
OO

(1)

The shares reported above represent shares of Class B common stock of the Issuer that are convertible into shares of Class A common stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254667). NewHold Industrial Technology Holdings LLC II is the record holder of the shares of Class B common stock reported under Item 6 hereof. NewHold Industrial Technology Holdings LLC II is controlled by NewHold Enterprises LLC. Investment and voting decisions for NewHold Enterprises LLC are made by Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch. Accordingly, Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch may be deemed to have or share beneficial ownership of the shares of Class B common stock held directly by NewHold Industrial Technology Holdings LLC II.

(2)

Excludes 6,070,254 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by NewHold Industrial Technology Holdings LLC II that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 19,490,000 shares of Class A common stock of the Issuer outstanding as of December 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on December 3, 2021, and assumes the conversion of all of the shares of Class B common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 651450108	13G	Page 3 of 10 Pages

1	Names of Reporting Persons
Kevin Charlton
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
245,000 (1)
	6	Shared Voting Power
2,052,374 (1)
	7	Sole Dispositive Power
245,000 (1)
	8	Shared Dispositive Power
2,052,374 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,297,374 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ (2)
11	Percent of class represented by amount in row (9)
10.54% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)

The shares reported above represent shares of Class B common stock of the Issuer that are convertible into shares of Class A common stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254667). NewHold Industrial Technology Holdings LLC II is the record holder of the shares of Class B common stock reported under Item 6 hereof. NewHold Industrial Technology Holdings LLC II is controlled by NewHold Enterprises LLC. Investment and voting decisions for NewHold Enterprises LLC are made by Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch. Accordingly, Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch may be deemed to have or share beneficial ownership of the shares of Class B common stock held directly by NewHold Industrial Technology Holdings LLC II.

(2)

Excludes 6,070,254 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by NewHold Industrial Technology Holdings LLC II that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 19,490,000 shares of Class A common stock of the Issuer outstanding as of December 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on December 3, 2021, and assumes the conversion of all of the shares of Class B common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 651450108	13G	Page 4 of 10 Pages

1	Names of Reporting Persons
Charles Goldman
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
245,000 (1)
	6	Shared Voting Power
2,052,374 (1)
	7	Sole Dispositive Power
245,000 (1)
	8	Shared Dispositive Power
2,052,374 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,297,374 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ (2)
11	Percent of class represented by amount in row (9)
10.54% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)

The shares reported above represent shares of Class B common stock of the Issuer that are convertible into shares of Class A common stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254667). NewHold Industrial Technology Holdings LLC II is the record holder of the shares of Class B common stock reported under Item 6 hereof. NewHold Industrial Technology Holdings LLC II is controlled by NewHold Enterprises LLC. Investment and voting decisions for NewHold Enterprises LLC are made by Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch. Accordingly, Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch may be deemed to have or share beneficial ownership of the shares of Class B common stock held directly by NewHold Industrial Technology Holdings LLC II.

(2)

Excludes 6,070,254 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by NewHold Industrial Technology Holdings LLC II that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 19,490,000 shares of Class A common stock of the Issuer outstanding as of December 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on December 3, 2021, and assumes the conversion of all of the shares of Class B common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 651450108	13G	Page 5 of 10 Pages

1	Names of Reporting Persons
Charlie Baynes-Reid
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
245,000 (1)
	6	Shared Voting Power
2,052,374 (1)
	7	Sole Dispositive Power
245,000 (1)
	8	Shared Dispositive Power
2,052,374 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,297,374 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ (2)
11	Percent of class represented by amount in row (9)
10.54% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)

The shares reported above represent shares of Class B common stock of the Issuer that are convertible into shares of Class A common stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254667). NewHold Industrial Technology Holdings LLC II is the record holder of the shares of Class B common stock reported under Item 6 hereof. NewHold Industrial Technology Holdings LLC II is controlled by NewHold Enterprises LLC. Investment and voting decisions for NewHold Enterprises LLC are made by Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch. Accordingly, Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch may be deemed to have or share beneficial ownership of the shares of Class B common stock held directly by NewHold Industrial Technology Holdings LLC II.

(2)

Excludes 6,070,254 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by NewHold Industrial Technology Holdings LLC II that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 19,490,000 shares of Class A common stock of the Issuer outstanding as of December 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on December 3, 2021, and assumes the conversion of all of the shares of Class B common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 651450108	13G	Page 6 of 10 Pages

1	Names of Reporting Persons
Adam Deutsch
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
100,000 (1)
	6	Shared Voting Power
2,052,374 (1)
	7	Sole Dispositive Power
100,000 (1)
	8	Shared Dispositive Power
2,052,374 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person
2,152,374 (1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☒ (2)
11	Percent of class represented by amount in row (9)
9.95% (3)
12	Type of Reporting Person (See Instructions)
IN

(1)

The shares reported above represent shares of Class B common stock of the Issuer that are convertible into shares of Class A common stock of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-254667). NewHold Industrial Technology Holdings LLC II is the record holder of the shares of Class B common stock reported under Item 6 hereof. NewHold Industrial Technology Holdings LLC II is controlled by NewHold Enterprises LLC. Investment and voting decisions for NewHold Enterprises LLC are made by Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch. Accordingly, Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch may be deemed to have or share beneficial ownership of the shares of Class B common stock held directly by NewHold Industrial Technology Holdings LLC II.

(2)

Excludes 6,070,254 shares of Class A common stock of the Issuer which may be issued upon the exercise of warrants held by NewHold Industrial Technology Holdings LLC II that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on 19,490,000 shares of Class A common stock of the Issuer outstanding as of December 2, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on December 3, 2021, and assumes the conversion of all of the shares of Class B common stock of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. 651450108	13G	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer:

The name of the issuer is NewHold Investment Corp. II (the “Company”).

(b) Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 12141 Wickchester Lane, Suite 325, Houston, TX, 77079.

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(i)	NewHold Industrial Technology Holdings LLC II

(ii)	Kevin Charlton

(iii)	Charles Goldman

(iv)	Charlie Baynes-Reid

(v)	Adam Deutsch

NewHold Industrial Technology Holdings LLC II is controlled by NewHold Enterprises LLC. Investment and voting decisions for NewHold Enterprises LLC are made by Kevin Charlton, Charles Goldman, Charlie Baynes-Reid and Adam Deutsch.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 12141 Wickchester Lane, Suite 325, Houston, TX, 77079.

(c)	Citizenship:

(i)	NewHold Industrial Technology Holdings LLC II — Delaware

CUSIP No. 651450108	13G	Page 8 of 10 Pages

(ii)	Kevin Charlton — United States

(iii)	Charles Goldman — United States

(iv)	Charlie Baynes-Reid — United Kingdom

(v)	Adam Deutsch — United States

(d) Title and Class of Securities:

Class A common stock, $0.0001 par value per share (the “Shares”).

(e) CUSIP No.:

The CUSIP number of the Shares is 651450108.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 651450108	13G	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 14, 2022.

CUSIP No. 651450108	13G	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

NEWHOLD INDUSTRIAL TECHNOLOGY HOLDINGS LLC II By: NewHold Enterprises LLC, its Manager

/s/ Kevin Charlton
Name: Kevin Charlton
Title: Co-Chairman

KEVIN CHARLTON

/s/ Kevin Charlton
Kevin Charlton

CHARLES GOLDMAN

/s/ Charles Goldman
Charles Goldman

CHARLIE BAYNES-REID

/s/ Charlie Baynes-Reid
Charlie Baynes-Reid

ADAM DEUTSCH

/s/ Adam Deutsch
Adam Deutsch